
MERCANTIL
SERVICIOS FINANCIEROS


03037632

SEC FILE NUMBER 82-4648

Caracas November 3, 2003

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached copy of a press release announcing the Company's results for the third quarter of 2003, which was issued on October 31, 2003, and filed with the CNV and the Caracas Stock Exchange on the same date.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addresses envelope.

Sincerely,

Guillermo Ponce
Secretary to the Board of Directors

dlw 12/1



FINANCIAL REPORT FOR THE THIRD QUARTER OF 2003

Mercantil Servicios Financieros (MERCANTIL) reports financial results for the quarter ended September 30, 2003

Caracas Stock Exchange: MVZ NYSE ADR Level 1: MSVFY

SEC FILE NUMBER 82-4648

Caracas, October 31, 2003 –MERCANTIL reported Net Earnings of Bs. 49,265 million (US$ 31 million) for the third quarter 2003, versus Bs. 46,915 million (US$ 33 million) for the third quarter of 2002. Net earnings per share remained stable, from Bs.126 (US$ 0.08) in the third quarter of 2003 at Bs. 127 (US$ 0.09) in the third quarter of 2002.

Total Assets were Bs. 11,066,103 million (US$ 6,934 million), 5.0% up on the June 2003 level of Bs. 10,544,092 million (US$ 6,607 million). Total consolidated assets for Banco Mercantil, including overseas branches, were Bs. 5,569,923 million (US $ 3,490 million) 8.0% higher than in the previous quarter. The subsidiary Commercebank Holding recorded total assets of Bs. 5,039,587 million (US$ 3,158 million), 3.1% higher than as of June 30, 2003.

Figures show that as of September 30, 2003 MERCANTIL'S subsidiary Banco Mercantil is Venezuela's leading bank, with a 15.2% market share of Total Assets, 14.6% of the loan portfolio, 16.3% of deposits and 17.3% of trust funds. MERCANTIL'S insurance subsidiary Seguros Mercantil collected premiums of Bs. 70,984 million during the quarter, ranking third nationwide.

MERCANTIL SERVICIOS FINANCIEROS
Summary of Financial Statements
(In millions, except percentages and income per share)

	Bolivars				US$ Equivalent (1)			
	09-30-03	06-30-03	09-30-02	% Increase (decrease) Vs. Sep - 2002	09-30-03	06-30-03	09-30-02	% Increase (decrease) Vs. Sep - 2002
Net Income	49,265	76,185	46,915	5.0 %	31	48	33	(7.3)%
Income per share (Bs./share)	126	191	127	(0.9)%	0.08	0.12	0.09	(12.7)%
ROA	2.2%	2.5%	2.9%	(24.9)%	2.2 %	2.5 %	2.9 %	(24.9)%
ROE	21.7%	25.3%	26.9%	(19.3)%	21.7 %	25.3 %	26.9 %	(19.3)%
Total Assets	11,066,103	10,544,092	8,640,138	28.1 %	6,934	6,607	5,876	18.0 %
Investment Portfolio	5,438,509	5,033,813	3,380,759	60.9 %	3,408	3,154	2,299	48.3 %
Loan Portfolio	4,082,061	4,006,858	3,913,997	4.3 %	2,558	2,511	2,663	(3.9)%
Deposits	8,835,277	8,326,440	6,754,879	30.8 %	5,536	5,217	4,594	20.6 %
Shareholders' Equity	1,145,741	1,101,808	890,068	28.7 %	718	690	605	18.6 %

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V. As of February 2003 the exchange rate in Venezuela was controlled at Bs.1596/ US$ 1. See Economic Environment.



VENEZUELAN ECONOMIC ENVIRONMENT

Venezuela's economic slowdown during the third quarter of the year was less marked than in the second quarter of the year. According to second quarter figures announced by the Central Bank (BCV), GDP fell by 9.4%, less than during the two immediately preceding quarters. Although there has been little change in the negative factors responsible for this development throughout the year – such as exchange control and the political and institutional crisis – other factors, such as oil prices which are still relatively high, and increased public spending, have helped lessen this economic slowdown.

Oil Sector

Oil production during the third quarter reached 2.58 million b/d, 67 thousand b/d less than for the second quarter, and 207 mil b/d less year on year with its consequent effect on oil industry results. Still, in terms of export values, the lower volume may have been partially offset by oil prices which averaged US$ 24.69/bl, over one Dollar above the average quoted for the previous quarter and slightly higher than the same period a year earlier. Higher oil prices along with greater Central Government borrowing have allowed for an increase in the level of fiscal expenditure

In the case of non-oil activities, the slower recessionary tendency seems to have remained. The second quarter showed a 10.4% downturn in non-oil GDP compared with 19.0% in the previous quarter. Some indicators for cumulative GDP to August, still compare unfavorably with the same period a year earlier. Automotive sales were down 59.3% versus 23.9% the previous year. Electricity consumption fell by 1.1% following a 4.4% growth in 2002. Although credit operations underwent a greater reduction in real terms, 11.1% to 27.3%, they recovered slightly in July and August compared to the second quarter. In the job market, although unemployment levels were still high, 17.8% and 2.1 million jobless in August, the rate is falling slightly. However, this is largely due to the increase in informal employment which accounts for 53% of the total employment.

Inflation

Consumer inflation in the third quarter was 4.6%, down one percentage point on the previous quarter and six percentages points on 2002. This behavior can be attributed to price controls and a drop in consumption. Accrued inflation for the first 9 months of 2003 is 20.6%.


MERCANTIL

Money Market, Foreign Exchange Market and Reserves


Interest Rates
60
50
40
30
20
10
0
%
Jan. 01
Feb. 01
Mar. 01
Apr. 01
May. 01
Jun. 01
Jul. 01
Aug. 01
Sep. 01
Oct. 01
Nov. 01
Dec. 01
Jan. 02
Feb. 02
Mar. 02
Apr. 02
May. 02
Jun. 02
Jul. 02
Aug. 02
Sep. 02
Oct. 02
Nov. 02
Dec. 02
Jan. 03
Feb. 03
Mar. 03
Apr. 03
May. 03
Jun. 03
Jul. 03
Aug. 03
Sep. 03
Lending Rate
CD 90 Days
Avg. Lending Rate

Liquidity continued to expand. However, lending rates remained at the same level of June 2003, while 90-day time deposit rates rose. In the foreign exchange market, foreign currency was more readily delivered to the private sector. In the third quarter the amount of foreign currency paid out accounts for 88% of operations so far this year. Even so, foreign exchange transactions were well below the 2002 figure, accounting for the increase in international reserves which closed at US$ 18,432 million, a US$ 1,5 billion increase compared to the previous quarter. Another relevant aspect for the quarter was the Foreign Debt repurchase operation for US$ 1,5 billion financed on the domestic market and designed to change the structure of maturities and reduce amortizations scheduled up to 2008.

Exchange Control

In February 2003 the Central Bank and the Ministry of Finance signed Foreign Exchange Agreement N° 1, establishing the new foreign exchange regime to be implemented in Venezuela as a result of the foreign exchange policy agreed between the Government and the monetary authority in January 2003. Additionally, through Foreign Exchange Agreement N° 2 and pursuant to Article N° 6 of Exchange Agreement N° 1, the exchange rate was fixed at Bs 1,596/US$1 for purchases and Bs 1,600/US$1 for sales.

On February 5, 2003, the Foreign Exchange Administration Commission (CADIVI) was created to coordinate, manage and control the foreign exchange regime.

In July 2003 Foreign Exchange Agreement N°4 was signed. Its purpose is to regulate the purchase in Bolivars of securities issued in foreign currency by the Republic of Venezuela, negotiation of which had been suspended. Under this Agreement: a) the exchange rate applicable for the purchase of those securities in Bolivars on the primary market is the one established in foreign Exchange Agreement N°2, and b) the subsequent negotiation in Bolivars will only take place subject to regulation by the Central Bank. It also establishes the special rules applicable to financing programs developed by Banco de Comercio Exterior (BANCOEX).


MERCANTIL

U.S. ECONOMIC ENVIRONMENT

Economic growth

The U.S. economy grew at approximately 5 per cent per year during the third quarter. The economic recovery in the U.S. was stimulated by stronger consumer spending and an upswing in manufacturing activities.


Euro / US Dollar
1.15
1.05
.95
.85
.91
.89
.88
.96
.98
1.02
1.08
1.17
1.17
Sep. 01
Dec. 01
Mar. 02
Jun. 02
Sep. 02
Dec. 02
Mar. 03
Jun. 03
Sep. 03

Consumer prices

Over the past 12 months, the change in the Consumer Price Index (CPI) has been 1.2 per cent, the lowest since February 1966. The CPI in general rose slightly more than foreseen in September, driven by a 6.3 rise in gasoline prices, the highest increase since February.

Unemployment and productivity

The United States' trade deficit decreased for the fifth month since March, as a result of imports of automotive vehicles and spare parts dropping to their lowest level in 20 months.Trade figures have improved the forecasts for an expansion of the Gross Domestic Product (GDP).

Production increased by 0.4% in September, compared with 0.1% in August.

Interest rates

The FED which has lowered reference interest rates to their lowest in 45 years, reaching 1.0 per cent, has said that it is concerned that inflation may continue to fall. The Central Bank plans to keep interest rates low to stimulate economic expansion.


Libor Rate 90 Days
3
2.5
2
1.5
1
Sep, 01
Dec, 01
Mar, 02
Jun, 02
Sep, 02
Dec, 02
Mar, 03
Jun, 03
Sep, 03



SUMMARY OF ACCOUNTING PRINCIPLES USED TO PREPARE FINANCIAL STATEMENTS

Consolidation

MERCANTIL's financial statements are presented in accordance with the standards issued by the Venezuelan Securities Commission (CNV), the Accounting Principles Generally Accepted in Venezuela are applied where the CNV's regulations are silent. Those standards require financial statements to be prepared on a consolidated basis. The main subsidiaries are listed below:

- Banco Mercantil, C.A., universal bank in Venezuela and its branches abroad,
- Commercebank, N.A., bank in the United States of America,
- Seguros Mercantil, C.A., insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., bank in Curaçao and its subsidiary Banco del Centro, S.A. in Panama,
- Banco Mercantil (Schweiz) AG, bank in Switzerland and its subsidiary BMC Bank & Trust Limited, in Grand Cayman,
- Merinvest,C.A, brokerage in Venezuela.

Venezuelan Securities Commission (CNV) accounting standards

The CNV stipulated that MERCANTIL's financial statements must be presented in historic figures after the financial year ended on December 31, 1999. For that reason, as of January 2000, MERCANTIL did not continue to adjust for inflation its primary financial statements. Hence, fixed assets, among others, are expressed at the value adjusted for the effect of inflation up to December 31, 1999. The market value determined by independent valuations is higher than the cost adjusted for inflation. New additions are being recorded at their acquisition cost.

Contribution of main Subsidiaries

Mercantil Servicios Financieros, C.A.
Contribution by Subsidiaries (1)
Shareholders´ equity Bs. 1,146 billions (US$ 718 millions)
(As 30 September, 2003, in billions of Bolivars and millions of Dollars,except number of employees)

Participation	Banco Mercantil 99.69% Bs.	Commercebank Holding Corporation 100% Bs.	Holding (2) Mercantil International 100% Bs.	Seguros Mercantil 100% Bs.	Merinvest 100% Bs.	Mercantil Inv. y Valores 100% Bs.	TOTAL CONSOLIDATED Bolivars	(3) US$
Shareholders´ equity	726	259	57	78	40	35		
Total assets	5,439	5,040	264	224	41	59	11,066	6,934
Investment portfolio	2,754	2,408	76	121	39	41	5,439	3,408
Loan portfolio	1,410	2,503	170	0	0	0	4,082	2,558
Deposits	4,409	4,190	236	0	0	0	8,835	5,536
Net income								
Quarter	41	7	-1	0	3	-1	49	31
YTD	124	28	1	7	15	3	177	111
Number of employees	5,792	595	37	892	55	93	7,464	

(1) Financial information in keeping with the standards issued by the CNV. Includes the effect of eliminations specific to the consolidation process.
(2) Holding Mercantil Internacional, consolidates Banco Mercantil Venezolano, N.V., and Banco Mercantil (Schweiz) AG
(3) Results converted at the average exchange rate for the period and balance sheet at the exchange rate at close of period. See exchange rates in Appendix V.



ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

INCOME STATEMENT

FINANCIAL MARGIN

Financial Margin After Provisions	Quarter ended on		Increase (decrease)		9 Months ended on		Quarter ended on	
	09-30-03	09-30-02	Bolivars	%	09-30-03	09-30-02	Bolivars	%
Interest Income	260,335	225,491	34,844	15.5 %	811,347	667,840	143,507	21.5 %
Interest Expense	73,222	72,527	695	1.0 %	242,622	243,265	(643)	(0.3)%
Gross Financial Margin	**187,113**	**152,964**	**34,149**	**22.3 %**	**568,725**	**424,574**	**144,151**	**34.0 %**
Provision for Losses on Loan Portfolio	**36,095**	**16,586**	**19,509**	**117.6 %**	**142,291**	**75,822**	**66,469**	**87.7 %**
Net Financial Margin	**151,018**	**136,378**	**14,640**	**10.7 %**	**426,434**	**348,753**	**77,681**	**22.3 %**

The increase in volume in financial assets and liabilities compared with September 2002, in operations in Venezuela and abroad had a positive effect on the behavior of the Gross Financial Margin, even though interest rates in Venezuela have fallen significantly compared with the third quarter of 2002. Interest rates for Dollar transactions remained at their lowest in decades.

Compared with September 2002, the volumes of financial assets and liabilities grew 43.8% and 47.1% in Venezuela and 11.6% and 9.0% abroad, respectively. Interest rates published by Venezuela's Central Bank corresponding to the average of the six largest banks are shown below:

Interest Rates (%)		Loan	CD 90 days	Marginal
	III Quarter 2003	22%	18%	4.76
	III Quarter 2002	31%	23%	7.53
Change		-8%	-6%	-2.77

LOAN PORTFOLIO PROVISION

During the third quarter of 2003 Bs. 36,095 million (US$ 23 million) in loan provision expense were recorded. This brings accumulated portfolio provision to Bs. 231,977 million (US$ 145 million) as of September 30, 2003. Write-offs for the quarter totaled Bs. 12,515 million.

This provision expense represents an increase of 117.6% on the third quarter of 2002, mainly due to the higher loan provision allocation in Venezuela.



COMMISSIONS, OTHER INCOME AND INSURANCE PREMIUMS, NET OF CLAIMS

	Operating Income (In millions of Bolivars, except percentages and income per share)							
	Quarter ended on		Increase (decrease)		9 Months ended on		Increase (decrease)	
	09-30-03	09-30-02	Bolivars	%	09-30-03	09-30-02	Bolivars	%
Net Financial Margin	151,018	136,378	14,640	10.7 %	426,434	348,752	77,682	22.3 %
Commissions and Other Income	**78,392**	**79,279**	**(887)**	**(1.1)%**	**265,054**	**265,380**	**(326)**	**(0.1)%**
Insurance Premiums, Net of Claims	**7,049**	**5,483**	**1,566**	**28.6 %**	**24,487**	**15,370**	**9,117**	**59.3 %**
Operating Income	236,459	221,140	15,319	6.9 %	715,975	629,502	86,473	13.7 %

Commissions and Other Income fell 1.1% (Bs. 887 million) in the third quarter of 2003, year on year. This variation, in addition to the devaluation effect on financial statements amounting to Bs.1,038 million that must be considered (see Appendix II), mainly includes:

- Reduction of Bs. 6,173 million in Income from Foreign Exchange Operations, due to the inability to conduct foreign exchange transactions as a result of suspended foreign currency trading in Venezuela as of January 2003 (See Venezuelan Economic Environment).
- Decrease of Bs. 23,909 million in net income from Foreign Exchange Rate Differences. During the third quarter of 2002, the long foreign currency position of subsidiaries in Venezuela generated exchange earnings of Bs. 23,539 million as a result of the Bolivar's devaluation versus the Dollar, which went from US$ 1,352/US$1 to Bs. 1,471/US$1 during that quarter. The exchange rate was controlled at Bs.1,596/US$1 during the third quarter of 2003.
- Increase of Bs. 10,562 million in securities trading due to increased local and foreign currency transaction opportunities in the Venezuelan market. Two major reasons improved market size; a) excess liquidity in Bolivars , due to reduced demand for foreign currency. b) Venezuela's credit risk ratings, and hence prices, improved. This situation boosted trading volume of investment portfolios, mainly fixed-income portfolios.
- Increase of Bs. 16,294 million in Other Income which includes higher collection of loans previously written off as uncollectible as well as the release of provisions recorded in previous periods and the sale of properties received in lieu of payment.

Insurance premiums, net of claims increased by 28.6% (Bs.1,567 million) in the third quarter of 2003 compared with the third quarter of 2002. The improved insurance activity is mainly due to the 39% growth in premiums along with a 29% increase in claims over the same period.



OPERATING EXPENSES

Net Income (In million of Bolivars, except percentages and income per share)	Quarters ended on		Increase (decrease)		9 Months ended on		Increase (decrease)	
	09-30-03	09-30-02	Bolivars	%	09-30-03	09-30-02	Bolivars	%
Operating Income	236,457	221,141	15,320	6.9 %	715,973	629,503	86,470	13.7 %
Operating Expenses	**180,034**	**155,998**	**24,036**	**15.4 %**	**515,528**	**435,309**	**80,219**	**18.4 %**
Taxes (Current and Deferred)	**(7,003)**	**(18,073)**	**(11,070)**	**(61.3)%**	**(22,792)**	**(41,441)**	**(18,652)**	**(45.0)%**
Minority Interest	(155)	(155)	0	0.0 %	(447)	(445)	2	0.4 %
Net Income	49,265	46,915	2,350	5.0 %	177,206	152,303	24,903	16.3 %
Income per Share (Bs./share)	126	127	(1)	(0.9)%	451	411	40	9.7 %
Income per Share ($./share)	0.08	0.09	(0.01)	(12.7)	0.28	0.36	(0.08)	(21.8)%

Operating Expenses increased 15.4% (Bs. 24,036 million) in the third quarter of 2003 year on year. When excluding the Bs. 2,744 million effect of *devaluation (see Appendix II), the real variation results* in a 13.6% increase in expenses. It is important to note that inflation in Venezuela over the last 12 months was 26.6%.



18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
1999
2000
2001
2002
2003
OPERATING INCOME/AVERAGE ASSETS
OPERATING EXPENSES/AVERAGE ASSETS

The Operating Expenses to Average Assets efficiency ratio went from 8.4 % in September 2002 to 6.5% in September 2003 and as can be seen in the attached figure, this ratio has been falling steadily over the last 5 years.

The figure also shows the behavior of the efficiency ratio and Operating Income (net financial margin plus commissions and other income) in respect to average assets. This ratio has become significantly lower due mainly to lower interest rates and the exchange control regime. However, higher control over spending has led to a rising trend in financial results, as can be seen from the behavior of the ROE and ROA indicators:



25%
20%
15%
10%
5%
0%
3.0%
2.5%
2.0%
1.5%
1.0%
.5%
.0%
1999
2000
2001
2002
2003
ROE
ROA

TAXES

A 61.2% (Bs. 11,068 million) reduction was recorded for the third quarter of 2003 compared with the same quarter the previous year, due to a decrease in net income of the subsidiary Commercebank (see Appendix IV) and tax payments on dividends for the third quarter of 2002, of Bs. 7,987 million.



BALANCE SHEET

The main Balance Sheet variations during the third quarter of 2003 are commented on below and analyzed by comparison with June 30, 2003. Other information is also shown and compared with September 30, 2002. The financial statements are in Appendix I of this report.

SUMMARY OF BALANCE SHEET
(Million Bolivars, except percentage)

	09-30-03	06-30-03	09-30-02	% Vs. Jun.	% Vs. Sep.	09-30-03 US$(1)	06-30-03 US$(1)	09-30-02 US$(1)	% Vs. Jun.	% Vs. Sep.
Total Assets	11,066,103	10,544,092	8,640,138	5.0 %	28.1 %	6,934	6,607	5,876	5.0 %	18.0 %
Investment Portfolio	5,438,510	5,033,811	3,380,760	8.0 %	60.9 %	3,408	3,154	2,299	8.0 %	48.2 %
Loan Portfolio	4,082,061	4,006,857	3,913,997	1.9 %	4.3 %	2,558	2,511	2,662	1.9 %	(3.9) %
Other Assets	322,041	334,126	343,447	(3.6)%	(6.2)%	202	209	234	(3.6)%	(13.6)%
Deposits	8,835,277	8,326,440	6,754,879	6.1 %	30.8 %	5,536	5,217	4,594	6.1 %	20.5 %
Shareholders´ Equity	1,145,741	1,101,808	890,068	3.9 %	28.7 %	718	690	605	3.9 %	18.6 %
Assets in Trust	2,968,922	2,892,798	2,384,788	2.6 %	24.5 %	1,860	1,813	1,622	2.6 %	14.7 %
Housing Mutual Fund	460,531	434,368	360,612	6.0%	27.7%	289	272	245	6.0%	17.7%
Assets Under Management (2)	362,170	346,275	327,350	4.6%	10.6%	227	217	223	4.6%	1.8%

(1) *Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.*

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

A summary of financial assets and liabilities in foreign currency as of September 30, 2003 is presented bellow:

	(In Thousand of US dollars)
Assets:	
Cash	37,391
Investment Portfolio	1,803,589
Loan Portfolio	1,803,092
Other Assets	24,008
	3,668,080
Liabilities:	
Deposits	2,871,174
Financial Liabilities	194,826
Other Liabilities	35,224
Subordinated Debt	86,250
	3,187,474
Assets minus Liabilities	480,606

Assets by Location
Total Bs. 11,066,103millions
US$ 6,934 millions
September 2003



Bolivars (46%)
US$ (54%)


MERCANTIL

TOTAL ASSETS

MERCANTIL's Total Assets grew by 5.0% (Bs.522,011 million) versus June 2003, concentrated in its subsidiary Banco Mercantil, mainly due to the significant growth of liquidity in Venezuela as a result of the exchange control situation.

The following figures show MERCANTIL's assets broken down by location and type of asset:

Assets by Location
Total Bs. 11,066,103 millions
US$ 6,934 millions
September 2003


47%
4%
49%

United States of America
Others
Venezuela

Financial Assets
Total Bs. 9,520,570 millions
US$ 5,965 millions
September 2003


49%
8%
6%
37%

Cash and cash equivalent
Investment portfolio
Loan portfolio
Other assets



INVESTMENT PORTFOLIO

MERCANTIL's Investment Portfolio grew Bs. 404,696 million (8.0%) compared to June 2003, and includes a 7.5% growth of the operation in Venezuela (see Appendix II), mainly in placements in the Central Bank of Venezuela (BCV).

In August and September 2003 the Ministry of Finance issued US$ 2,200,000,000 in Republic of Venezuela Bonds maturing between 7 and 10 years, at interest rates ranging from 5.37% and 10.75%. MERCANTIL purchased US$ 65 million worth of these issues.

Total Investments in Securities Issued or Guaranteed by the Venezuelan Government (excluding the Central Bank) account for 0.6 times MERCANTIL's Equity and 6.2% of its assets. These securities represent 0.9 times Equity and 12.1% of its assets, and 4.0% of assets including investments sold under agreement to repurchase (in accordance with the standards of the Superintendency of Banks - SUDEBAN). As of June 30, 2003, MERCANTIL owns 2.7% of the domestic debt securities issued by the Venezuelan Goverment.

The following figure shows the composition of the Investment portfolio by company, issuer and currency:

INVESTMENT PORTFOLIO COMPOSITION


45
40
35
30
25
20
15
10
5
0
Venezuelan Gov
Banco Central de Venezuela
Venezuelan Priv.
USA Gov and USA Ag.
Intl Priv.
June 2003
September 2003

		Venezuelan Government	Banco Central de Venezuela	Venezuelan Private	USA Government and USA Agency	Int'l Private	Total	Total Bs
Banco Mercantil	Bs.	482,581	1,844,000	64,631	0	0	2,391,212	2,391,212
	US$	64	0	1	97	67	228	363,166
Commercebank	US$	0	0	0	1,263	244	1,507	2,404,849
Seguros Mercantil and Others	Bs.	78,040	0	793	0	0	78,832	78,832
	US$	17	0	15	67	27	126	200,451
TOTAL								5,438,510



LOAN PORTFOLIO

During the third quarter of 2003, MERCANTIL's Loan Portfolio grew Bs. 75,203 million (1.9%), *which includes a 2.6% increase in overseas* operations and a 0.7% reduction in domestic operations, due to the fall in the demand for credit in Venezuela (see Appendix II). This is due to the economic contraction (see fall in GDP in Appendix VI). As of September 30, 2003 Banco Mercantil ranks number one in Venezuela's financial system in terms of its Loan Portfolio, with a market share of 14.6%.

The quality of MERCANTIL's loan portfolio remained at favorable levels. The ratio of past due and non-performing loans to total gross portfolio is 2.6%. The breakdown for this indicator is 0.9% at Commercebank and 5.6% at Banco Mercantil, versus 6.9% for the Venezuelan financial system as a whole.

A significant 94.9% of MERCANTIL's loan portfolio is Current (95.3% as of June 30, 2003). By type of risk, 88.5% of the portfolio is under "normal risk" (88.1% as of June 30, 2003)

The Loan Portfolio classified by economic activity, risk, geographical location and maturity is shown in Appendix II.

Loan Portfolio by Subsidiary
Total Bs. 4,082,061 millions
US$ 2,558 millions
September 2003


4.2%
29.9%
4.5%
61.4%
Banco Mercantil
Overseas agencies of Banco Mercantil
Commercebank N.A
Holding Mercantil International and Others


MERCANTIL

DEPOSITS

During the third quarter of 2003, Total Deposits grew Bs. 508,837 million (6.1%), which takes into account increases of 1.2% in overseas operations and 4.9% in domestic operations (see Appendix II). The variation in deposits is related to changes in Venezuela's financial environment (See Economic Environment).

In the Venezuelan market, Banco Mercantil attained a market share of 16.3% for Deposits and 14.0% for Deposits and Investments sold under agreement to repurchase, making it the leader in the national banking system as of September 30, 2003.

Deposits
Total Bs. 8,835,277 millions
US$ 5,536 millions
September 2003


31%
26%
43%
Cheking Accounts
Saving Accounts
Time Deposits

SHAREHOLDER'S EQUITY

Shareholder's Equity rose by 43,933 million (4.0%) during the third quarter de 2003. MERCANTIL's equity over assets ratio as of September 30, 2003 is 10.4%. Equity over risk-weighted assets is 19.8%, based on the National Securities Commission's standards, the regulatory minimum being 8% (this ratio is 20.1% based on Basel standards). For Banco Mercantil, as of September 30, 2003, the equity over assets ratio is 13.1% and equity over risk-weighted assets, based on the standards of the Venezuelan Superintendency of Banks is 26.8%. For Commercebank, N.A. these indicators are 7.6% and 11.4%, respectively, based on Basel standards.



CORPORATE EVENTS

Cash dividends

The Ordinary General Shareholders' Meeting held on February 26, 2003 declared an ordinary cash dividend for each of the common outstanding Class "A" and "B" shares, at Bs. 8.00 per share for the second, third and fourth quarters of 2003. In August the second dividend approved at the Shareholders' Meeting was paid and the remainder will be paid in November 2003.

The Board of Directors was authorized to declare dividends for a maximum of Bs. 32 billion, either in cash or with the shares resulting from the capital increases made from using the authorized capital, for distribution among shareholders of common Class "A" and "B" shares in the amounts and at intervals and times to be determined by the Board, but always prior to December 31, 2003.

At a Board Meeting held on July 14, 2003, an extraordinary cash dividend of Bs. 18.00 per common "A" share and common "B" share was approved. This dividend was paid on August 10, 2003 to the shareholders registered as of July 31, 2003. This brings total cash dividends per share payable during 2003 to Bs.50.00.

At a Ordinary General Shareholders' Meeting held on August 28, 2003 an ordinary cash dividend was approved charged to retained earnings as of December 31, 2002, for each of the common outstanding Class "A" and "B" shares, at Bs. 8.00 per share to be paid on February 10, 2004.

Stock Dividends

At a Board Meeting held on July 14, 2003, it was agreed to increase MERCANTIL's subscribed and paid-up capital by Bs.23,594,778,900.00, through the issue of 85,794,046 new common Class "A" shares and 71,504,480 common Class "B" shares delivered in September 2003 in the form of stock dividends at the rate of two new common Class "A" or "B" shares for every five common outstanding Class "A" o "B" shares.

MERCANTIL completes placement of Bs. 10 billion in unsecured bonds and begins placement of Bs 2 billion in commercial paper.

On October 3 began placement of the last two series of unsecured bonds, corresponding to issues 2003-I and 2003-II by Mercantil Servicios Financieros. With the placement of these 10 billion Bolivars in bonds, Mercantil completed the successful placement of 50 billion Bolivars that began on May 26, which was approved by the Ordinary General Shareholders' Meeting of Mercantil Servicios Financieros C.A. on February 26, 2003.

Series 5 of Issue 2003-I, with one year term, will earn interest payable monthly at a variable rate of 80% of the lending rate for the six largest banks. For Series 5 of Issue 2003-II the term is two years, and interest will be earned at a variable rate of 88% of the lending rate for the six largest banks.

On August 6, 2003 MERCANTIL initiated a Bs. 20 billion issue of commercial paper with the placement of Bs. 2 billion, to earn interest at a variable rate equivalent to 80% of the weighted average annual lending rate on the domestic market for the country's six largest banks.

It is important to note that the Issues were rated by two Rating Firms, as per the requirements of the National Securities Commission, as "Category A, sub-category A3.



PRIZES AND ACKNOWLEDGEMENTS

Global Finance acknowledges Banco Mercantil as the "Best Bank" and the "Best Trade Finance Bank".

The prestigious magazine Global Finance, a North American publication specializing in the analysis of international markets, awarded Banco Mercantil prizes as "Venezuela's Best Bank" and "Venezuela's Best Trade Finance Bank" in 2003.

The publication considered Banco Mercantil one of the country's best led banks whose management team has achieved positive results.

The magazine took several factors into account in its choice, including asset growth, profitability, geographical reach, strategic relations, new business development and product innovation by competing institutions. Opinions of analysts, consultants and other experts in the area of finance were also taken into consideration.

In the "Social Responsibility Area" ANDA awarded a prize to Fundación Mercantil

The National Association of Advertisers, ANDA, awarded Fundación Mercantil the ANDA Prize for Social Responsibility 2003, in recognition of "Give your School a Helping Hand," considered the best social program undertaken by a private firm..

There was absolute consensus in the voting by the classifying jury which evaluated 19 institutional programs developed for communities by companies. The jury comprised representatives of the United Nations Development Program (UNDP), the Voluntary Dividend for the Community, the Paria Foundation Project, as well as independent advisers.

"Give your School a Helping Hand" was developed 21 years ago by Fundación Mercantil together with the Foundation for Educational Buildings, FEDE which sees to the repair and maintenance of education institutions throughout the country, with the involvement of the educational communities and staff from MERCANTIL and FEDE, benefiting in the past couple of decades, 207 schools and a population of more than 700 thousand pupils.





APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A. CONSOLIDATED BALANCE SHEET UNAUDITED FIGURES (Million Bolivars, except percentages)					Sep 2003 Vs. Jun 2003		Sep 2003 Vs. Sep 2002	
	US$(1) 09-30-03	09-30-03	06-30-03	09-30-02	Increase (decrease)	%	Increase (decrease)	%
CASH AND CASH EQUIVALENTS								
Cash	61	97,880	99,788	85,999	(1,908)	(1.9)%	11,881	13.8%
Banco Central de Venezuela	366	583,667	517,278	352,398	66,389	12.8%	231,269	65.6%
Venezuelan Banks and Other Financial Institutions	2	2,678	4,353	6,762	(1,675)	(38.5)%	(4,084)	(60.4)%
Foreign and Correspondent Banks	30	47,430	50,655	58,157	(3,225)	(6.4)%	(10,727)	(18.4)%
Pending Cash Items	75	119,802	125,562	131,148	(5,760)	(4.6)%	(11,346)	(8.7)%
Provision for Cash and Due from Banks	(1)	(1,329)	(1,079)	(1,329)	(250)	23.2%	0	0.0%
	533	**850,128**	**796,557**	**633,135**	**53,571**	**6.7%**	**216,993**	**34.3 %**
INVESTMENT PORTFOLIO								
Investments in Trading Securities	13	21,328	11,901	11,046	9,427	79.2%	10,282	93.1%
Investments in Securities Available for Sale	1,602	2,556,286	2,738,881	2,357,884	(182,595)	(6.7)%	198,402	8.4%
Investments in Securities Held to Maturity	330	527,016	433,241	354,237	93,775	21.6%	172,779	48.8%
Share Trading Portfolio	67	106,212	100,554	61,364	5,658	5.6%	44,848	73.1%
Investments in Time Deposits and Placements	1,273	2,031,322	1,534,699	414,730	496,623	32.4%	1,616,592	389.8%
Restricted Investments	123	196,345	214,537	181,498	(18,192)	(8.5)%	14,847	8.2%
	3,408	**5,438,509**	**5,033,813**	**3,380,759**	**404,696**	**8.0%**	**2,057,750**	**60.9 %**
LOAN PORTFOLIO								
Current	2,567	4,096,923	4,021,607	3,881,047	75,316	1.9%	215,876	5.6%
Rescheduled	65	103,151	95,361	138,858	7,790	8.2%	(35,707)	(25.7)%
Past Due	60	96,310	81,566	86,894	14,744	18.1%	9,416	10.8%
Non-performing	11	17,654	19,853	17,690	(2,199)	(11.1)%	(36)	(0.2)%
	2,703	**4,314,038**	**4,218,387**	**4,124,489**	**95,651**	**2.3%**	**189,549**	**4.6%**
Allowance for Losses on Loan Portfolio	(145)	(231,977)	(211,529)	(210,492)	(20,448)	9.7%	(21,485)	10.2%
	2,558	**4,082,061**	**4,006,858**	**3,913,997**	**75,203**	**1.9%**	**168,064**	**4.3%**
INTEREST AND COMMISSIONS RECEIVABLE	70	111,098	105,921	91,783	5,177	4.9%	19,315	21.0%
LONG-TERM INVESTMENTS	8	12,979	14,371	15,216	(1,392)	(9.7)%	(2,237)	(14.7)%
ASSETS AVAILABLE FOR SALE	15	23,783	17,121	22,704	6,662	38.9%	1,079	4.8%
PROPERTY AND EQUIPMENT	141	225,504	235,325	239,097	(9,821)	(4.3)%	(13,593)	(5.7)%
OTHER ASSETS	202	322,041	334,126	343,447	(12,085)	(3.6)%	(21,406)	(6.2)%
TOTAL ASSETS	**6,934**	**11,066,103**	**10,544,092**	**8,640,138**	**522,011**	**5.0%**	**2,425,965**	**28.1%**

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.


MERCANTIL


APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED BALANCE SHEET
UNAUDITED FIGURES
(Million Bolivars, except percentages)

	US$(1) 09-30-03	09-30-03	06-30-03	09-30-02	Sep 2003 Vs. Jun 2003 Increase (decrease)	%	Sep 2003 Vs. Sep 2002 Increase (decrease)	%
DEPOSITS								
Non-interest Bearing	814	1,299,105	1,208,950	988,685	90,155	7.5 %	310,420	31.4 %
Interest-Bearing	1,563	2,494,704	2,171,318	1,304,204	323,386	14.9 %	1,190,500	91.3 %
Savings Deposits	1,716	2,737,955	2,728,297	2,356,960	9,658	0.4 %	380,995	16.2 %
Time Deposits	1,443	2,303,513	2,217,875	2,105,030	85,638	3.9 %	198,483	9.4 %
	5,536	8,835,277	8,326,440	6,754,879	508,837	6.1 %	2,080,398	30.8 %
DEPOSITS AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION								
Publicly Traded Debt Securities Issued by MSF	65	103,729	108,124	69,480	(4,395)	(4.1)%	34,249	49.3 %
	65	103,729	108,124	69,480	(4,395)	(4.1)%	34,249	49.3 %
FINANCIAL LIABILITIES	216	345,491	384,260	351,435	(38,769)	(10.1)%	(5,944)	(1.7)%
INTEREST AND COMMISSION PAYABLE	12	19,199	17,509	21,313	1,690	9.7 %	(2,114)	(9.9)%
OTHER LIABILITIES	299	476,411	465,848	441,879	10,563	2.3 %	34,532	7.8 %
SUBORDINATED DEBT	86	137,655	137,655	108,817	0	0.0 %	28,838	26.5 %
TOTAL LIABILITIES	6,214	9,917,762	9,439,836	7,747,803	477,926	5.1 %	2,169,959	28.0 %
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2	2,600	2,448	2,267	152	6.2 %	333	14.7 %
SHAREHOLDER'S EQUITY								
Paid-in Capital	52	82,928	59,344	58,648	23,584	39.7 %	24,280	41.4 %
CAPITAL INFLATION ADJUSTMENT	120	191,709	191,709	191,709	0	0.0 %	0	0.0 %
SHARE PREMIUM	23	36,290	59,874	63,570	(23,584)	(39.4)%	(27,280)	(42.9)%
CAPITAL RESERVE	101	161,614	161,614	161,244	0	0.0 %	370	0.2 %
NEGATIVE GOODWILL TRANSLATION ADJUSTMENT OF NET ASSETS OF SUBSIDIARIES ABROAD	101	161,731	161,375	122,348	356	0.2 %	39,383	32.2 %
RETAINED EARNINGS	294	470,013	430,969	305,134	39,044	9.1 %	164,879	54.0 %
SHARES REPURCHASED HELD BY SUBSIDIARIES	(7)	(11,316)	(10,731)	(28,597)	(585)	5.5 %	17,281	(60.4)%
UNREALIZED GAIN FROM RESTATEMENTS OF INVESTMENTS AVAILABLE FOR SALE AT MARKET VALUE	33	52,772	47,654	16,012	5,118	10.7 %	36,760	229.6 %
TOTAL SHAREHOLDERS´ EQUITY	718	1,145,741	1,101,808	890,068	43,933	4.0 %	255,673	28.7 %
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	6,934	11,066,103	10,544,092	8,640,138	522,011	5.0 %	2,425,965	28.1 %

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.





APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED INCOME STATEMENT
UNAUDITED FIGURES
(Million of Bolivars, except percentages)

	Quarter ended on		Increase (decrease)		9 Months ended on		Increase (decrease)	
	09-30-03	09-30-02	Bolivars	%	09-30-03	09-30-02	Bolivars	%
INTEREST INCOME								
Income from Cash and Due from Banks	569	6,442	(5,873)	(91.2)%	9,309	18,392	(9,083)	(49.4)%
Income from Investment Securities	127,277	62,009	65,268	105.3 %	355,157	198,772	156,385	78.7 %
Income from Loan Portfolio	132,489	157,040	(24,551)	(15.6)%	446,881	450,676	(3,795)	(0.8)%
INTEREST INCOME	260,335	225,491	34,844	15.5 %	811,347	667,840	143,508	21.5 %
INTEREST EXPENSE								
Interest for Demand and Savings Deposits	24,488	18,989	5,499	29.0 %	74,477	45,387	29,090	64.1 %
Interest for Time Deposits	37,095	39,198	(2,103)	(5.4)%	132,161	160,354	(28,193)	(17.6)%
Interest for Securities Issued by the Bank	5,543	6,115	(572)	(9.4)%	16,072	19,843	(3,771)	(19.0)%
Interest on Financial Liabilities	6,096	8,225	(2,129)	(25.9)%	19,912	17,681	2,231	12.6 %
INTEREST EXPENSE	73,222	72,527	695	1.0 %	242,622	243,265	(643)	(0.3)%
GROSS FINANCIAL MARGIN	187,113	152,964	34,149	22.3 %	568,725	424,574	144,151	34.0 %
PROVISION FOR LOSSES LOAN PORTFOLIO	36,095	16,586	19,509	117.6 %	142,291	75,822	66,469	87.7 %
NET FINANCIAL MARGIN	151,018	136,378	14,640	10.7 %	426,434	348,752	77,682	22.3 %
COMMISSIONS AND OTHER INCOME								
Trust Fund Operations	4,102	3,689	413	11.2 %	12,583	10,774	1,809	16.8 %
Foreign Currency Transactions	206	6,379	(6,173)	(96.8)%	3,074	20,611	(17,537)	(85.1)%
Commissions on Customer Account Transactions	18,563	16,991	1,572	9.3 %	50,357	47,177	3,180	6.7 %
Commissions on Letters of Credit and Guarantees Granted	1,944	1,445	499	34.5 %	4,688	3,708	980	26.4 %
Equity in Long-Term Investments	2,626	2,771	(145)	(5.2)%	7,267	6,890	377	5.5 %
Exchange Gains and Losses	(370)	23,539	(23,909)	(101.6)%	48,798	107,883	(59,085)	(54.8)%
Income (Loss) on Sale of Investment Securities	12,306	1,744	10,562	605.6 %	28,133	5,643	22,490	398.5 %
Other Income	39,015	22,721	16,294	71.7 %	110,154	62,694	47,460	75.7 %
TOTAL COMMISSIONS AND OTHER INCOME	78,392	79,279	(887)	(1.1)%	265,054	265,380	(326)	(0.1)%
NSURANCE PREMIUMS, NET OF CLAIMS								
TOTAL INSURANCE PREMIUMS, NET OF CLAIMS	7,049	5,482	1,567	28.6 %	24,487	15,369	9,118	59.3 %
OPERATING INCOME	236,459	221,139	15,320	6.9 %	715,975	629,501	86,474	13.7 %
OPERATING EXPENSES								
Salaries and employee benefits	70,596	66,201	4,395	6.6 %	206,069	179,285	26,784	14.9 %
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Others	31,721	29,443	2,278	7.7 %	88,392	82,025	6,367	7.8 %
Fees paid to regulatory agencies	6,113	4,009	2,104	52.5 %	16,201	11,662	4,539	38.9 %
Other operating expenses	71,604	56,345	15,259	27.1 %	204,866	162,338	42,528	26.2 %
TOTAL OPERATING EXPENSES	180,034	155,998	24,036	15.4 %	515,528	435,310	80,218	18.4 %
INCOME BEFORE TAXES EXTRAORDINARY ITEM AND MINORITY INTEREST	56,425	65,141	(8,716)	(13.4)%	200,447	194,191	6,256	3.2 %
TOTAL TAXES	7,004	18,072	(11,068)	(61.2)%	22,794	41,442	(18,648)	(45.0)%
Minority interest	155	155	0	(0.0)%	447	445	2	0.4 %
NET INCOME	49,265	46,915	2,350	5.0 %	177,206	152,303	24,903	16.4 %
NET INCOME IN US$ (1)	31	33	(2)	(7.3)%	111	134	(23)	(16.9)%

(1) Financial Results converted to US$ at the average exchange rate for the period. Balance sheet items are calculated at the period-end exchange rate. See exchanges rates in Appendix V.



APPENDIX I

MERCANTIL SERVICIOS FINANCIEROS, C.A.
CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED FIGURES
(Millions of Bolivars)

	Quarter ended on		For the nine months period ended on	
	09-30-03	09-30-02	09-30-03	09-30-02
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	49,265	46,915	177,205	152,303
Adjustments to reconcile net income to net cash provided by operating activities -				
Depreciation y amortization	18,579	18,100	49,831	50,815
Provision for losses on the loan portfolio	36,095	16,586	142,291	75,822
Employee termination benefits paid	(7,795)	(6,343)	(21,652)	(20,424)
Accrual for other assets	5,505	8,333	19,079	22,802
Provision for other assets	7,310	4,376	16,040	17,094
Net change in operating accounts -				
Interest and commissions receivable	(5,177)	10,782	(18,533)	(28,689)
Other assets	(10,696)	(38,883)	(28,512)	(74,895)
Other liabilities	14,547	48,112	45,591	173,867
Minority interest payable	152	(58)	282	(13,096)
Net cash provided by operating activities	107,785	107,920	381,622	355,599
CASH FLOWS FROM INVESTING ACTIVITIES				
Net change in investments securities	91,924	(211,862)	(89,781)	(1,512,575)
Net change in loan portfolio	(110,942)	(433,777)	(260,121)	(1,385,990)
Net change in investments in subsidiaries and affiliates	1,391	(3,814)	1,029	(4,820)
Additions to fixed assets, net of depreciation and write-offs	52	(6,064)	(13,711)	(25,813)
Net cash flows from investing activities	(17,575)	(655,517)	(362,584)	(2,929,198)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	508,837	590,016	1,475,211	2,350,914
Net change in short-term liabilities	(38,771)	27,217	(34,083)	152,513
Net change in publicly traded debt securities issued by CNV	(4,395)	(23)	35,948	9,666
Net change in subordinated debt	0	20,969	22,546	59,612
Cash dividends	(10,220)	(7,049)	(16,524)	(12,307)
Shares repurchased	(585)	(2,186)	(1,820)	(10,183)
Restatement of investments available for sale	5,118	(7,618)	24,388	25,737
Net cash flows from financing activities	459,985	621,326	1,505,667	2,575,952
CASH AND CASH EQUIVALENTS				
Net increase for the period	550,195	73,729	1,524,705	2,353
At the beginning of the period	2,331,256	974,135	1,356,746	1,045,511
At the end of the period	**2,881,451**	**1,047,864**	**2,881,451**	**1,047,864**



	Capita stock	Capital inflation adjustment	Paid-in surplus surplus	Legal Reserve	Translation adjustment of the assets In subsidiaries abroad	Retained earnings	Shares repurchased held by the subsidiaries	Income (loss) on investments available for sale	Total shareholders' equity
Balance as of September 31, 2002	**58,648**	**191,709**	**63,569**	**161,244**	**122,348**	**305,135**	**(28,597)**	**16,012**	**890,068**
Net income for the quarter						27,896			27,896
Provision for legal reserve				370		(370)			
Capital Increase	3,696		(3,696)						
Cash dividends						(6,285)			(6,285)
Shares repurchased							(943)		(943)
Unrealized loss on Investments available for sale								12,373	12,373
Translation effect of net assets in subsidiaries abroad					(8,832)				(8,832)
Balance as of December 31, 2002	***62,344***	***191,709***	***59,873***	***161,614***	***113,516***	***326,376***	***(29,540)***	***28,385***	***914,277***
Net income for the quarter						51,756			51,756
Cash dividends						(3,154)			(3,154)
Redemption of shares repurchased	(3,000)					(17,044)	20,044		
Shares repurchased							(66)		(66)
Unrealized loss on Investments available for sale								(3,931)	(3,931)
Translation effect of net assets in subsidiaries abroad					43,263				43,263
Balance as of march 31, 2003	**59,344**	**191,709**	**59,873**	**161,614**	**156,779**	**357,934**	**(9,562)**	**24,454**	**1,002,145**
Net income for the quarter						76,184			76,184
Cash dividends						(3,150)			(3,150)
Shares repurchased							(1,170)		(1,170)
Unrealized loss on Investments available for sale								23,201	23,201
Translation effect of net assets in subsidiaries abroad					4,597				4,597
Balance as of June 30, 2003	**59,344**	**191,709**	**59,873**	**161,614**	**161,376**	**430,968**	**(10,732)**	**47,655**	**1,101,807**
Net income for the quarter						49,265			49,265
Capital Increase	23,584		(23,584)						
Cash dividends						(10,220)			(10,220)
Shares repurchased							(585)		(585)
Unrealized loss on Investments available for sale								5,118	5,118
Translation effect of net assets in subsidiaries abroad					356				356
Balance as of September 30, 2003	**82,928**	**191,709**	**36,290**	**161,614**	**161,732**	**470,012**	**11,317**	**52,773**	**1,145,741**



VARIATIONS IN DOMESTIC AND OVERSEAS OPERATIONS

BALANCE SHEET

To facilitate an understanding of the quarterly results, the following table shows the variations in operations in Venezuela, operations abroad and the effects of the Bolivar's devaluation against the US Dollar. This effect reflects the difference between the exchange rates used at each date: Bs. 1,596/US$1 in September 2003 (controlled rate) and Bs. 1,471/US$1 in September 2002, to convert the financial statements of the subsidiaries that report in currencies other than the Venezuelan Bolivar. The average exchange rate for the quarter is used to convert the income statements (Bs. 1,596/US$1 in September 2003 and Bs. 1,409/US$1 in September 2002)

	September 2003 - June 2003						
	Increase(decrease) OPERATION IN BOLIVARS		*Increase(decrease)* OPERATION IN U.S. DOLLARS			TOTAL Increase(decrease)	
	(In Millions of bolivars and Thousands of U.S. dollars)						
	Bs.	%	US$.	Bs.	%	Bs.	%
Cash and Cash Equivalents	44,246	5.6	5,842	9,324	1.2	53,570	6.7
Investment Portfolio	378,092	7.5	16,669	26,604	0.5	404,696	8.0
Loan Portfolio	(28,425)	(0.7)	64,930	103,628	2.6	75,203	1.9
Other Assets	(6,380)	(8.7)	(3,179)	(5,074)	(3.0)	(11,454)	(11.7)
Total Assets	**387,533**	**3.7**	**84,262**	**134,482**	**1.3**	**522,015**	**5.0**
Deposits	407,600	4.9	63,432	101,237	1.2	508,837	6.1
Other Liabilities	(57,567)	(1.2)	16,699	26,652	0.1	(30,915)	(1.0)
Total Liabilities	**350,033**	**3.7**	**80,131**	**127,889**	**1.4**	**477,922**	**5.1**

INCOME STATEMENT

	September 2003 - September 2002								
	Increase(decrease) Operation in Bolivars		*Increase(decrease)* Operation in U.S. Dollars			Devaluation Effect		*Total* Increase (decrease)	
	(In Millions of bolivars and Thousands of U.S. dollars)								
	Bs.	%	US$.	Bs.	%	Bs.	%	Bs.	%
Gross Financial Margin	34,244	22.4	(3,080)	(4,916)	(3.2)	4,822	3.1	34,149	22.3
Provision for Losses on Loan Portfolio	23,017	138.7	(2,657)	(4,240)	(25.6)	732	4.4	19,509	117.6
Commissions and Other Income	(148)	(0.2)	(1,113)	(1,777)	(2.2)	1,038	1.3	(887)	1.1
Premiums	1,567	28.6	0	0	0.0	0	0.0	1,567	28.6
Operating Expenses	13,611	8.7	4,813	7,681	4.9	2,744	1.8	24,036	15.4
Taxes and Minority Interest	(8,213)	(45.0)	(2,336)	(3,728)	(20.4)	873	4.8	(11,068)	60.7
Net Income	7,247	15.4	(4,014)	(6,406)	(13.6)	1,510	3.2	2,350	5.0



APPENDIX III

Mercantil Servicios Financieros
Consolidated Loan Portfolio by Classification
(In millions of Bolivars, except percentages)

By Economic Activity	09-30-03	%	06-30-03	%	09-30-02	%
Commercial	2,197,177	50.9%	2,051,942	48.6%	1,759,121	42.7%
Foreign trade	340,775	7.9%	481,575	11.4%	456,990	11.1%
Residential mortgage	161,667	3.7%	171,309	4.1%	186,850	4.5%
Industrial	304,524	7.1%	302,868	7.2%	341,579	8.3%
Construction	449,705	10.4%	467,209	11.1%	463,936	11.2%
Consumer	160,238	3.7%	151,148	3.6%	168,316	4.1%
Services	173,816	4.0%	182,469	4.3%	269,338	6.5%
Agricultural	205,511	4.8%	186,326	4.4%	198,024	4.8%
Car loans	61,362	1.4%	65,713	1.6%	83,505	2.0%
Other	259,262	6.0%	157,826	3.7%	196,828	4.8%
TOTAL	4,314,038	100.0%	4,218,387	100.0%	4,124,489	100.0%

By Maturity	09-30-03	%	06-30-03	%	09-30-02	%
Up to six months	1,997,696	46.3%	2,057,815	48.9%	2,138,764	51.9%
Six months to one year	398,663	9.2%	386,833	9.2%	383,660	9.3%
One to two years	408,670	9.5%	289,449	6.8%	340,948	8.3%
Two to three years	366,901	8.5%	390,418	9.2%	265,457	6.4%
Three to four years	216,467	5.0%	205,373	4.9%	210,098	5.1%
Four to five years	207,331	4.8%	203,597	4.8%	179,541	4.3%
Over five years	718,310	16.7%	684,899	16.2%	606,019	14.7%
TOTAL	4,314,038	100.0%	4,218,387	100.0%	4,124,489	100.0%

By Geographical Location of the Debtor	09-30-03	%	06-30-03	%	09-30-02	%
Venezuela	1,705,047	39.5%	1,729,177	41.0%	2,107,446	51.1%
United States of America	1,960,243	45.4%	1,868,370	44.3%	1,315,101	31.9%
Mexico	228,969	5.3%	217,685	5.2%	233,639	5.7%
Colombia	46,693	1.1%	38,759	0.9%	90,645	2.2%
Brazil	31,176	0.7%	26,753	0.6%	37,584	0.9%
Peru	21,273	0.5%	16,368	0.4%	42,817	1.0%
Dominican Republic	3,806	0.1%	19,027	0.5%	41,379	1.0%
Argentina	18	0.0%	744	0.0%	2,634	0.1%
Other countries	316,813	7.3%	301,502	7.1%	253,241	6.1%
TOTAL	4,314,038	100.0%	4,218,387	100.0%	4,124,489	100.0%

By Type of Risk	09-30-03	%	06-30-03	%	09-30-02	%
Normal	3,816,745	88.5%	3,713,529	88.1%	3,657,921	88.7%
Potential	183,598	4.3%	163,211	3.9%	168,072	4.1%
Real	241,191	5.6%	268,344	6.3%	202,686	4.9%
High	66,402	1.5%	71,929	1.7%	83,233	2.0%
Unrecoverable	6,101	0.1%	1,374	0.0%	12,577	0.3%
TOTAL	4,314,038	100.0%	4,218,387	100.0%	4,127,489	100.0%



BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
(According to rules issued by CNV) (2)
UNAUDITED CONSOLIDATED FIGURES
(Million of Bolivars, except percentages)

	US$(1) 09-30-03	09-30-03	06-30-03	09-30-02	Sep 2003 Vs. Jun 2003 Increase (decrease	%	Sep 2003 Vs. Sep 2002 Increase (decrease	%
SUMMARY OF BALANCE SHEET								
ASSETS								
Cash and Cash Equivalents	546	871,787	784,326	607,095	87,461	11.2 %	264,692	43.6 %
Investments Portfolio	1,758	2,806,559	2,409,467	916,984	397,092	16.5 %	1,889,575	206.1 %
Loan Portfolio	883	1,409,589	1,483,243	1,948,673	(73,654)	(5.0)%	(539,084)	(27.7)%
Properties and Equipment and Other Assets	302	481,988	480,110	518,420	1,878	0.4 %	(36,432)	(7.0)%
TOTAL ASSETS	3,490	5,569,923	5,157,146	3,991,172	412,778	8.0%	1,578,752	39.6%
LIABILITIES AND SHAREHOLDERS'EQUITY								
Deposits	2,768	4,417,683	3,994,227	3,026,873	423,456	10.6 %	1,390,810	45.9%
Financial Liabilities and Other Liabilities	267	425,545	476,687	412,702	(51,142)	(10.7)%	12,843	3.1%
TOTAL LIABILITIES	3,035	4,843,228	4,470,914	3,439,575	372,314	8.3%	1,403,653	40.8 %
SHAREHOLDERS' EQUITY	455	726,695	686,231	551,596	40,464	5.9 %	175,099	31.7%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,490	5,569,923	5,157,146	3,991,172	412,778	8.0 %	1,578,752	39.6 %

	US$(1) 09-30-03	Quarter ended on 09-30-03	Quarter ended on 09-30-02	Increase (decrease) Bolivars	Increase (decrease) %	9 Months ended on 09-30-03	9 Months ended on 09-30-02	Increase (decrease) Bolivars	Increase (decrease) %
SUMMARY OF STATEMENT OF INCOME									
Interest Income	132	210,248	176,075	34,173	19.4 %	652,606	503,868	148,739	29.5%
Interest Expense	37	59,042	59,926	(884)	1.5 %	204,093	164,838	39,255	23.8%
Gross Financial Margin	95	151,206	116,149	35,057	30.2 %	448,513	339,030	109,484	32.3%
Provision for Losses on Loan Portfolio	21	33,547	13,082	20,465	156.4 %	127,144	68,807	58,336	84.8%
Net Financial Margin	74	117,659	103,067	14,592	14.2 %	321,370	270,222	51,147	18.9%
Commissions and Other Income	34	53,626	52,484	1,142	2.2 %	177,227	194,367	(17,140)	(8.8)%
Operating Income	107	171,285	155,551	15,734	10.1 %	498,597	464,589	34,007	7.3%
Operating Expenses	79	126,571	112,204	14,367	12.8 %	367,121	332,930	34,191	10.3%
Income before Taxes, Extraordinary item and Minority Interest	28	44,714	43,347	1,367	3.2 %	131,476	131,659	(183)	0.1%
Taxes	2	3,349	3,344	5	0.1 %	6,889	17,522	(10,633)	(60.7)%
NET INCOME	26	41,365	40,003	1,362	3.4%	124,587	114,137	10,449	9.2 %
NET INCOME IN US$ (2)		26	28	(2)	7.14%	78	78	0	0.0%

(1) *Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate at period-end. See exchange rates in Appendix V*

(2) Financial statements are based on CNV standards, therefore are adjusted for inflation up to December 31, 1999 (See Page 5), they reflect Banco Mercantil's contribution to MERCANTIL's results.





APPENDIX IV

RATIOS Banco Mercantil Operations in Venezuela (5)	System average (1)	09-30-03	09-30-02
Gross financial margin / Average assets	12.6%	12.8 %	14.9 %
Return on average assets (ROA)	5.7%	4.7 %	6.9 %
Return on average equity (ROE)	34.8%	33.8 %	45.3 %
Non performing loans / Gross loans	6.9%	5.6 %	4.2 %
Allowance for loan losses / Non performing loans	148.7%	188.5 %	175.4 %
Allowance for loan losses / Gross loans	10.3%	10.6 %	7.3 %
Operating expenses / average total assets	10.1%	9.6 %	10.7 %

(1) Non-consolidated

CONCILIATION OF HISTORIC PROFITS WITH THE CONTRIBUTION OF MERCANTIL'S RESULTS

	Quarters (In millions of Bolivars)		9 Months	
	09-30-03	09-30-02	09-30-03	09-30-02
Historical profit **(5)**	48,040	49,873	146,406	148,625
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see page.3)	(3,572)	(3,767)	(8,201)	(9,820)
Interest for Publicly traded debt securities issued by MERCANTIL	(3,103)	(6,103)	(13,619)	(19,806)
Dividends and exchange adjustments for preferred Stocks	0	0	0	(4,862)
	41,365	40,003	124,586	114,137

(5) Historic figures in accordance to SUDEBAN standards.



COMMERCEBANK HOLDING CORPORATION According to rules issued by CNV (1) UNAUDITED CONSOLIDATED FIGURES (Million Bolivars, except percentages)				Sep 2003 Vs. Jun 2003		Sep 2003 Vs. Sep 2002	
	09-30-03	06-30-03	09-30-02	Increase (decrease)	%	Increase (decrease)	%
SUMMARY BALANCE SHEET ASSETS							
Cash and Cash Equivalents	22,144	25,770	22,868	(3,626)	(14.1)%	(724)	(3.2)%
Investments Securities	1,508,700	1,500,320	1,513,951	8,380	0.6 %	(5,251)	(0.3)%
Loan Portfolio	1,568,204	1,476,086	1,243,993	92,118	6.2 %	324,211	26.1 %
Properties and Equipment and Other Assets	58,588	61,434	58,670	(2,846)	(4.6)%	(82)	(0.1)%
TOTAL ASSETS	3,157,636	3,063,610	2,839,482	94,026	3.1 %	318,154	11.2 %
LIABILITIES AND SHAREHOLDERS EQUITY							
Deposits	2,720,126	2,656,985	2,492,794	63,141	2.4 %	227,332	9.1 %
Financial Liabilities and Other Liabilities	275,237	248,748	209,426	26,489	10.6 %	65,811	31.4 %
TOTAL LIABILITIES	2,995,363	2,905,733	2,702,220	89,630	3.1 %	293,143	10.8 %
SHAREHOLDERS´ EQUITY	162,273	157,877	137,262	4,396	2.8 %	25,011	18.2 %
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	3,157,636	3,063,610	2,839,482	94,026	3.1 %	318,154	11.2 %

	Quarter ended on		Increase (decrease)		9 Months ended on		Increase (decrease)	
	09-30-03	09-30-02	Bolivars	%	09-30-03	09-30-02	Bolivars	%
SUMMARY INCOME STATEMENT								
Interest Income	28,511	31,774	(3,263)	(10.3)%	92,353	89,283	3,070	3.4 %
Interest Expense	6,541	8,229	(1,688)	(20.5)%	19,993	21,900	(1,907)	(8.7)%
Gross Financial Margin	21,970	23,545	(1,575)	(6.7)%	72,360	67,383	4,977	7.4 %
Provision for Losses on Loan Portfolio	1,000	2,100	(1,100)	(52.4)%	8,300	5,100	3,200	62.7 %
Net Financial Margin	20,970	21,445	(475)	(2.2)%	64,060	62,283	1,777	2.9 %
Commissions and Other Income	4,200	3,588	612	17.1 %	13,533	10,314	3,219	31.2 %
Operating Income	25,170	25,033	137	0.5 %	77,593	72,597	4,996	6.9 %
Operating Expenses	18,535	12,597	5,938	47.1 %	50,908	37,639	13,269	35.3 %
Income before Taxes, Extraordinary Item and Minority Interest	6,635	12,436	(5,801)	(46.6)%	26,685	34,958	(8,273)	(23.7)%
Taxes	2,340	4,676	(2,336)	(50.0)%	9,167	13,358	(4,191)	(31.4)%
NET INCOME	4,295	7,760	(3,465)	(44.7)%	17,518	21,600	(4,082)	(18.9)%

(1) Financial statements presented based on CNV standards (See Page 5), to reflect Commercebank's contribution to MERCANTIL's results.

RATIOS **Commercenbank N.A**	**Quarter** **09-30-03**	**USA System (5)** **Local Peer**	**Florida**
Gross financial margin / Average assets	3.3%	3.9%	3.9%
Return on average assets (ROA) (4)	0.9%	1.4%	0.9%
Return on average equity (ROE) (4)	11.4%	15.7%	10.0%
Non performing loans / Gross loans	0.9%	1.3%	0.6%
Allowance for loan losses / Non performing loans	188.9%	855.0%	177.0%
Allowance for loan losses / Gross loans	1.7%	1.5%	1.3%

(4) Annualized.
(5) Based on June 2003 figures.



APPENDIX V

Financial Ratios Summary	US$ Sep 2003 (1)	Quarter Sep 2003	Quarter Sep 2002	9 Months Sep 2003	9 Months Sep 2002
Net income in millions of Bolivars	**31**	**49,265**	**46,915**	**177,206**	**152,303**
Per share data:					
Class A share:					
Number of shares outstanding		300,103,680	201,935,334		
Market Price in Bs.	1.5	2,395	1,501		
Average daily volume (# of Shares)		32,546	44,369		
Market Price / Book value per share		0.8	0.6		
Market Price / Earnings per share		19.1	11.9	5.3	3.7
Dividends received in Cash / Market price		1.1%	1.3%	1.8%	2.2%
Class B share:					
Number of shares outstanding		250,188,451	168,338,893		
Market Price in Bs.	1.5	2,400	1,500		
Average daily volume (# of Shares)		28,607	82,600		
Market Price / Book value per share		0.8	0.6		
Market Price / Earnings per share		19.1	11.9	5.3	3.7
Dividends received in Cash / Market price		1.1%	1.3%	1.8%	2.2%
Book value per share in Bs. (Equity / # of shares outstanding) (2)	1.8	2,919	2,404		
Earnings per share in Bs. (2)	0.1	126	127	451	411
Profitability Ratios (%)					
Gross financial margin / Average interest earning assets		8.3%	10.1%		
Commissions and other income as a percentage of Total income		33.2%	38.8%		
Return on average assets (ROA)		2.2%	2.9%		
Return on average equity (ROE)		21.7%	26.9%		
Efficiency Ratios (%)					
Operating expenses / Average assets average		6.5%	8.4%		
Operating expenses / Total income		59.5%	61.0%		
Liquidity Ratios (%)					
Cash and due from banks / Deposits		9.6%	9.4%		
Cash and due from banks and Investments Portfolio / Deposits		71.2%	59.4%		
Loan Portfolio / Deposits		48.8%	61.1%		
Asset Quality Ratios					
Non performing loans/ Gross loans		2.6%	2.5%		
Allowance for loan losses / Non performing loans		203.6%	201.3%		
Allowance for loan losses / Gross loans		5.4%	5.1%		
Shareholders equity / Assets		10.4%	10.3%		
CNV-Risk based capital (minimum required 8%)		19.8%	15.2%		
BIS(3)-Risk based BIS		20.1%	15.3%		
Other Ratios:					
Number of branches (4)		350	351		
Number of employees (5)		7,464	8,417		
Number of ATMs		689	709		
Number of points of sale (POS)		8,784	9,500		
Exchange rate Bs./US$		1,596	1,471		
Average Exchange Rate for the period (Bs/US$ 1)		1,596	1,409		
Inflation for the last 12 months		26.6%	28.2%		

(1) Results converted at the average rate of exchange for the period. Balance sheet at the exchange rate at close of period. See exchange rates in Appendix V (2). Shares issued minus shares repurchased.
(2) Calculated on weighted averages of 392,505,630 as of September 30, 2003 and 370,274,227 as of September 30, 2002.
(3) equity/ Risk-weighted assets ratio based on Basel Bank of International Settlements standards
(4) Of these, 330 in September 2003 and 320 in September 2002 correspond to Venezuela
(5) Of these 6,803 are in Venezuela as of September 30, 2003 and 7,791 as of September 30, 2002.



APPENDIX VI

KEY MACROECONOMIC INDICATORS

	YEARS		QUARTERS								
	2001	2002	III 01	IV 01	I 02	II 02	III 02	IV 02	I 03	II 03	III 03
Gross Domestic Product (% Change) (1)											
Total											
Oil activities	(0.8)	(12.7)	(0.5)	(5.0)	(7.6)	(15.9)	(1.6)	(25.6)	(46.7)	(2.9)	N.D.
Non-Oil activities	4.0	(6.4)	4.1	3.1	(2.0)	(5.7)	(5.5)	(12.4)	(20.9)	(10.4)	N.D.
Consumer Price Index (% Change) (2)	12.3	31.7	14.3	10.5	31.3	23.2	51.0	21.3	43.2	23.7	19.6
Unemployment Rate (% Change)	13.3	15.8	13.4	12.1	15.3	15.6	16.3	16.0	N.D.	18.9	N.D.
Monetary Liquidity (% Change)	4.0	5.0	11.2	4.3	(3.7)	3.1	9.2	15.3	32.3	46.3	48.0
Interest Rates (Period end) (%) (5)											
Six Main Commercial and Universal Banks											
Period-end Loan Rate	27.0	38.9	35.9	27.7	55.8	35.2	30.7	33.9	31.8	23.2	(4) 23.3
Period-end Saving Deposit Rate	2.3	4.1	2.1	2.3	3.1	3.7	4.4	5.4	6.2	6.8	(4) 5.4
Period-end Time Deposit Rate	14.1	28.3	19.4	19.5	44.4	28.1	23.2	26.1	18.3	13.5	(4) 14.6
Exchange Rate											
Period end (Bs/US$) (Bid rate)	762.1	898.0	742.0	762.0	890.5	1,315.5	1,471.5	1,397.8	1,596.0	1,596.0	1,596.0
Annual average exchange rate: Bs./US$	722.7	1,159.3	731.1	745.4	856.1	1,002.5	1,383.7	1,378.8	1,627.9	1,596.0	1,596.0
Depreciation (%)	9.1	125.2	14.2	11.2	86.5	376.2	56.6	(18.6)	70.0	N.D.	N.D.
External Sector (million of US$											
Trade Balance (6)	9,335.0	13,939.0	2,318.0	1,013.0	2,041.0	3,195.0	5,221.0	3,482.0	3,131.0	3,679.0	N.D.
Oil Exports	21,574.0	21,311.0	5,699.0	4,030.0	4,353.0	5,144.0	6,910.0	4,904.0	3,634.0	4,324.0	N.D.
Non-Oil Exports	5,152.0	4,908.0	1,315.0	1,271.0	1,126.0	1,329.0	1,343.0	1,110.0	896.0	1,291.0	N.D.
Imports	17,391.0	12,280.0	4,696.0	4,288.0	3,438.0	3,278.0	3,032.0	2,532.0	1,399.0	1,936.0	N.D.
Banco Central de Venezuela Intl. Res.											
(million US$)	12,296.0	12,003.0	12,009.0	12,295.0	9,442.0	11,015.0	11,482.0	12,003.0	13,736.0	16,874.0	18,432.0
FIEM	6,227.0	2,857.0	7,081.0	6,227.0	5,587.0	4,127.0	3,344.0	2,857.0	1,406.0	1,027.0	699.0
Oil Export Average Price (US$/b)	20.3	22.2	21.3	15.8	17.5	22.8	24.4	24.0	28.9	23.3	24.7
Central Government (billion of Bs)											
Ordinary Income	16,444.5	20,212.0	4,221.6	3,704.3	3,100.0	5,376.6	5,483.3	6,252.0	3,574.0	6,064.0	N.D.
Oil Income	8,409.7	11,263.5	2,218.5	1,587.6	998.2	3,220.0	3,230.6	3,814.8	1,367.0	3,460.0	N.D.
Non-Oil Income	8,034.8	8,955.8	2,003.2	2,116.7	2,100.0	2,165.8	2,252.7	2,437.3	2,208.0	2,604.0	N.D.
Ordinary Expenditures	21,079.8	21,894.4	6,029.1	5,758.8	3,708.0	5,073.5	6,374.0	6,738.9	4,285.0	6,404.0	N.D.

(1) Year-on-year variation
(2) Annual Dec-Dec figures. Annualized quarterly figures
(3) Annual figures for the second semester
(4) Figure as of September 26, 2003
(5) Annual figures correspond to weighted averages
(6) Balance of payments figures. Source: BCV
(7) Does not include public debt amortization
N.A.: Not Available
FIEM: Macroeconomic Stabilization Investment Fund
Source: National Securities Commission (CNV), National Statistics Institute (INE), Ministry of Energy and Mines (MEM) and own calculations